UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

Commission File Number 333-78481

Great Panther Resources Limited
(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

February 24, 2005

For Immediate Release

NEWS RELEASE

GREAT PANTHER EXERCISES OPTION FOR 100% OF TOPIA SILVER MINE

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR) is pleased to announce that it has exercised its option to acquire a 100% interest in the Topia Silver-Lead-Zinc Mine in Durango, Mexico.

Following the success of the 7,000 metre diamond drilling campaign conducted in 2004-2005 that demonstrated good similarity to the 38 year average mill feed of 437 g/t silver, 0.87 g/t gold, 3.0% lead and 4.2 % zinc, and a positive recommendation for the project from an independent engineering evaluation, the Company has exercised the option and is proceeding with the purchase of the mine, mill and assets.

Under the terms of the Option Agreement, Great Panther has made a cash payment of US$150,000 to the Vendor, who must finish its current mining and milling campaign and turn over the mine and mill complex to Great Panther by March 20, 2005. Upon signing a formal purchase and sale agreement, within 60 days, the Company must make two additional payments, those being US$200,000 to the Vendor and approximately US$200,000 to Met-Mex Peñoles, with the exact amount of the latter to be determined upon the calculation of outstanding interest payments. The balance of the purchase price (approximately US$1.9 million) will be paid out of the proceeds of production over the next three years, thereby avoiding the need to dilute the Company's shares through an equity financing.

Topia has a mining history dating back to the year 1600 and district production has been estimated at up to 30 million ounces of silver. The Vendor of the Mine has recently put it back into production (after a hiatus of 6 years) and the mill is currently operating at approximately 25% capacity (50 tonnes per day), processing ore grading 710 g/t silver, 5.5% lead and 6.0% zinc from three levels of the '1522' Area of the mine.

Upon taking possession of the mine next month, Great Panther plans to shut down the mill for a thorough cleaning and refurbishing (estimated at 60 days at a cost of US$75,000). Immediately thereafter, the Company will conduct industrial scale tests on the reprocessing of tailings material while continuing with the development of an underground resource, with the goal of placing the mine back into production by the end of 2005.

As reported on January 10 2005, the tailings pile contains an inferred resource (NI 43-101 compliant) estimated at one million tonnes of 70 g/t silver and 0.4 g/t gold, 0.3% lead and 0.7% zinc. Two sets of metallurgical tests completed in 2004/2005 have indicated that reprocessing of the tailings could yield silver- and gold-bearing lead and zinc concentrates. If the industrial scale tests yield positive results, the Company will be able to reprocess the tailings for early cash flow while developing the mine itself.

Although there is no current resource for the mine that is compliant with NI 43-101, historical reserve estimates prepared by Peñoles in 1989 are being used, in conjunction with Great Panther's own drilling results, as guidance in underground development. As these areas of the mine are opened up for assessment, resources for the resumption of mining will be defined through the remainder of 2005.

This evaluation will focus on the '1522' Area, currently being mined by the Vendor, and the Argentina, Rosario and San Gregorio Veins where drilling in 2004-2005 indicated grades and widths comparable with previous production. More than 450 metres of underground workings in the Argentina Area have already been cleaned towards this end.

In addition, there are many locations in the district that contain high grade veins that have not yet been followed up by the Company, and properties that are currently owned by others (some of which are presently being mined) are being evaluated for potential acquisition or simply for custom milling of the high grade ore.

For further information please visit the website at www.greatpanther.com or contact Brad Aelicks at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

"Robert A. Archer"

Robert A. Archer, P.Geo.

President and CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Karre G. Foy

Kaare G. Foy, Chief Financial Officer
and Chairman

Date: February 25, 2005